SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Explanatory Note

The following documents are attached hereto and incorporated by reference herein:

Exhibit 99.1 Unaudited Condensed Consolidated Financial Statements as of June 30, 2022

Exhibit 99.2 Management’s Discussion and Analysis of Financial Condition and Results of Operations

The content of this report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020 and May 15, 2021 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635 and 333-255784, respectively) and on Form F-3 filed with the SEC on May 25, 2022 (Registration No. 333-265203).

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2022
99.2	Operating and Financial Review and Prospects in connection the Unaudited Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: November 9, 2022	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer